

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2025

Captain Joseph D. Burns
Chief Executive Officer
AIRO Group Holdings, Inc.
5001 Indian School Road NE, Suite 100
Albuquerque, New Mexico 87110

> **Re: AIRO Group Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 29, 2025**
> **CIK No. 0001927958**

Dear Captain Joseph D. Burns:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christina T. Roupas